Exhibit 99.2

MANAGEMENT’S DISCUSSION & ANALYSIS

FOR THE THREE MONTHS ENDED MARCH 31, 2020 AND 2019

(IN THOUSANDS OF US DOLLARS)

Basis of Presentation	2
Forward-Looking Information	2
Management’s Responsibilities for Financial Information	3
Business of the Company	3
Corporate Developments	5
Financial	6
Selected Financial Information	6
Non-IFRS Financial and Performance Measures	6
Systemwide Pro Forma Revenue	7
Pro Forma Adjusted EBITDA	8
Results of Operations	9
Drivers of Results of Operations	9
Quarter Ended March 31, 2020	10
Off-Balance Sheet Arrangements	11
Liquidity and Capital Resources	11
Cash Flows	11
Transactions with Related Parties	12
New Accounting Pronouncements and Recent Developments	13
Critical Accounting Estimates and Judgments	13
Financial Instruments and Financial Risk Management	13
Financial Risk Management	13
Credit Risk	13
Liquidity Risk	14
Interest Rate Risk	14
Equity	14
Share Capital	14
Stock Options	14
Warrants	14
Convertible Debt	14
Maximum Outstanding	15
Risks and Uncertainties	15
Covid-19	15
Operating	15
Financial	16
Regulatory and Legal	16
Regulatory Environment: Issues with U.S. Cannabis-Related Assets	16
Operations	17
Regulatory Overview	18
Regulation of Cannabis in the United States	18
Regulation of Industrial Hemp in the United States Federally	18
Regulatory Landscape of U.S. States in which the Company currently operates	19
Divested Operations	24
Legal and Regulatory Trends	26

Basis of Presentation

This management discussion and analysis (“MD&A”) of the financial condition and results of operations of 4Front Ventures Corp. (the “Company” or “4Front”) is supplemental to, and should be read in conjunction with, the Company’s condensed consolidated interim financial statements and the accompanying notes for the three months ended March 31, 2020 and 2019. The Company’s financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”). Financial amounts are expressed in thousands (000’s) of United States dollars (“$”) unless otherwise specified. Canadian dollar amounts are denoted by “C$”.

The effective date of this MD&A is July 14, 2020 and has been prepared by reference to the MD&A disclosure requirements established under National Instrument 51-102, Continuous Disclosure Obligations of the Canadian Securities Administrators.

Forward-Looking Information

Certain statements contained in this MD&A constitute “forward-looking information” and “forward looking statements” within the meaning of applicable Canadian and United States securities laws (collectively, “forward-looking information”), which are based upon the Company’s current internal expectations, estimates, projections, assumptions and beliefs. Statements concerning the Company’s objectives, goals, strategies, intentions, plans, beliefs, expectations and estimates, and the business, operations, future financial performance and condition of the Company is forward-looking information. The words “believe”, “expect”, “anticipate”, “estimate”, “intend”, “may”, “will”, “would” and similar expressions, including the negative and grammatical variations of such expressions, are intended to identify forward-looking information, although not all forward-looking information contains these identifying words. These statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in the forward-looking information. In addition, this MD&A, may contain forward-looking information attributed to third-party industry sources.

By their nature, forward-looking information involves numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts and projections that constitute forward-looking information will not occur. Such forward-looking information in this MD&A speak only as of the date of this MD&A.

Forward-looking information contained in this MD&A is based on the key assumptions above. Readers are cautioned that such assumptions, although considered reasonable by the Company, may prove to be incorrect and the assumptions may change. Actual results achieved during future periods will vary from the information provided in this MD&A as a result of numerous known and unknown risks and uncertainties and other factors. The Company cannot guarantee future results. Such forward-looking information is made as of the date of this MD&A and the Company disclaims any intention or obligation to update publicly any such forward-looking information, whether as a result of new information, future events or results or otherwise, other than as required by applicable securities laws.

Management’s Responsibilities for Financial Information

The Company's financial statements and the other financial information included in this management report are the responsibility of the Company's management and have been examined and approved by the Company’s audit committee. The accompanying financial statements are prepared by management in accordance with IFRS and include certain amounts based on management’s best estimates using careful judgment. The selection of accounting principles and methods is management’s responsibility.

Management recognizes its responsibility for conducting the Company’s affairs in a manner to comply with the requirements of applicable laws and established financial standards and principles, and for maintaining proper standards of conduct in its activities.

The Audit Committee, which is comprised of three independent directors, supervises the financial statements and other financial information.

This Audit Committee’s role is to examine the financial statements and recommend approval of them, to examine the internal control and information protection systems and all other matters relating to the Company’s accounting and finances. In order to do so, the Audit Committee meets as required, but no less than quarterly, and meets no less than annually with the external auditors, with or without the Company’s management, to review their respective audit plans and discuss the results of their examination. This committee is responsible for recommending the appointment of the external auditors or the renewal of their engagement.

Business of the Company

4Front was incorporated pursuant to the provisions of the British Columbia Corporations Act. On July 31, 2019, 4Front Holdings LLC (“Holdings”) and Cannex Capital Holdings, Inc. (“Cannex”) completed their business combination which resulted in the business of each of Holdings and Cannex becoming the business of 4Front. Holdings has been identified as the acquirer for accounting purposes. Historical financial statements and MD&A with respect to each of Holdings and Cannex are available on the Company’s SEDAR profile at www.sedar.com. 4Front has its registered office in Vancouver, British Columbia and a head corporate office in Phoenix, Arizona.

The Class A Subordinate Voting Shares (“SVS”) of 4Front trade on the Canadian Securities Exchange (“CSE”) under the ticker “FFNT” and are quoted on the OTC (OTCQX: FFNTF). The business combination constituted a reverse takeover of Cannex by 4Front.

The Company owns or manages licensed cannabis facilities in state-licensed markets in the United States and has accelerated growth through business acquisitions.. On February 22, 2019, the Company acquired PHX Interactive LLC, a management company and lender which manages and lends to a licensed cannabis dispensary in Phoenix, Arizona. On April 15, 2019 the Company purchased Om of Medicine LLC, a cannabis dispensary in Michigan. On July 31, 2019, the Company completed the reverse takeover of Cannex.

In January 2020, the Company announced its intention to focus on “core” assets and to divest “non-core” assets. The Company announced the first such non-core divesture of its interests in two Arkansas dispensaries, and other entities associated with the management of these Arkansas dispensaries. In March 2020, the Company sold PHX Interactive LLC to a third partner for $6,000.

In January 2020, the Company issued a convertible secured promissory note of $3,000 to entities associated with Gotham Green Partners, LLC (such entities collectively referred to as “GGP”). This note was repaid in full in May 2020. In May 2020, the Company issued convertible notes for approximately $5.8 million.

In March 2020, the Company announced the promotion of Leo Gontmakher, formerly 4Front’s COO, to CEO, the promotion of Joshua Rosen, formerly 4Front’s CEO, to Executive Chairman, the promotion of Nicolle Dorsey, formerly EVP of Finance, to CFO, and the departure of former CFO Brad Kotansky. In addition, the Company further announced the cutting of significant corporate overhead costs, including 40% of corporate headcount and 45% of headcount related to the management of Mission stores. The Company expects these overhead cost reductions to result in annualized savings of $7,000 - 8,000.

In exchange for consent of allowing the sale of PHX Interactive LLC, the Company issued to GGP an amendment fee of 1% of outstanding principal and interest, to be paid in the form of an additional note payable with the same terms as the original notes payable issued in November 2018. This resulted in an additional $348 of principal payable to GGP.

In March 2020, the United States and much of the world began to experience a rapid increase in the number of COVID-19 cases. The emergence of COVID-19, an extremely infectious airborne respiratory virus, caused a significant response on the part of many governments to contain it. The most relevant containment measure for the Company’s business is the implementation of “essential” type business designations and implementation of social distancing protocols. Thus far, the Company’s dispensaries and operations have been allowed to continue operating. Social distancing protocols have been implemented at the Company’s dispensaries which meet or exceed those required by the local jurisdiction. Through the date of this MD&A, sales continue to meet or exceed comparable periods last year, however there is no guarantee that the Company’s dispensaries/operations will continue to be designated as essential.

On May 31, 2020, the Company’s dispensary in Chicago was broken into and sustained substantial damage. Most of the damage and inventory loss is expected to be covered by insurance and upon completion of repairs and security upgrades, the dispensary is expected to reopen to the public in late July 2020.

On May 1, 2020, the Company announced that it had entered into a definitive agreement to sell its stake in non-core retail licenses in Pennsylvania and Maryland, netting in excess of $18,000 of cash. As the transaction closes and proceeds are received, the Company anticipates repaying GGP a total of $10,000 in cash. On May 15, 2020, the Company had closed the sale of its Pennsylvania assets for $10,600, of which $5,700 has been used to repay GGP.

In exchange for consent of allowing for the sale of the non-core Pennsylvania and Maryland assets and the release of related collateral, the Company has agreed to make prepayments of principal to LI Lending in the amount of $250 per month for an eight-month period beginning May 1, 2020. Additionally, the Company agreed to pay an increased interest rate of an additional 2% on the final $10,000 tranche of the loan until such time as this amount has been paid down. The remaining loan amount will be subject to the original 10.25% interest rate.

In May 2020, the Company raised $5,827 through a private placement of convertible debt (the “Notes”). The Notes are secured, although subordinate to GGP and LI Lending, and bear an annual coupon of 5%, paid-in-kind, and will mature on February 28, 2022 (although such maturity can be extended for 6 months subject to a 2.5% fee). The Notes are convertible into SVS of the Company at a conversion price of $0.25. Certain purchasers of the Notes were also able to exchange their existing equity holdings in the Company for a convertible debenture (the “Equity Swap Debenture”), with economic terms which mimic a preferred class of equity. Specifically, the Equity Swap Debenture matures on May 13, 2025, has an annual coupon of 3% which may be forgiven if the revenue of the Company is above $15,000, and converts to SVS at a conversion price of $0.4601227.

On February 25, 2019, the Company, as part of the Company's in-process acquisition of Pure Ratios, issued to Accucanna, LLC (“Accucanna”), a California cannabis dispensary licensee which shared significant common ownership with Pure Ratios (the "Common Owners"), a $1,500 loan evidenced by a secured promissory note. The note bore interest of 10% for the first six months, and 18% thereafter, and originally matured on or about February 25, 2020. In May 2020, in exchange for the Common Owners foregoing approximately 1.4 million shares of Company class A subordinate voting stock payable as an earnout because of Pure Ratios attaining certain CBD sales milestones, the Company modified the principal balance of the note to $890, the interest rate to 5%, and the maturity date to July 5, 2020, with an optional 30-day extension by written notice from Accucanna.

As of March 31, 2020, the Company:

•	owned and operated two dispensaries in Massachusetts, and one dispensary in each of Illinois, Maryland, Michigan, and Pennsylvania.
•	operated two production facilities in Massachusetts and one in Illinois.
•	managed three dispensaries in Maryland and one in Arkansas..
•	leased real estate and sold supplies to cannabis producers in Washington State.
•	owned and operated Pure Ratios, a CBD products company in California that sells non-THC products throughout the United States and partners with, or licenses to licensed cannabis producers and/or distributors to sell, Pure Ratio’s products containing THC under state-licensed systems in various states.

The Company is building a cannabis manufacturing facility in Commerce, California, but paused construction in April 2020. The Company intends to restart construction pending resolution of certain uncertainties regarding the COVID-19 pandemic and the availability of capital.

This MD&A compares the three month periods ended March 31, 2020 and 2019. The 2020 balance sheet includes net assets acquired from Cannex and resulting intangible assets.

Corporate Developments

•	In January 2020, the Company commenced recreational sales at its Chicago, IL dispensary.
•	In January 2020, the Company secured convertible note financing of $3,000 and issued warrants.
•	In January 2020, the Company reached agreement to dispose of two of its Arkansas assets.
•	In March 2020, the Company’s CEO assumed the role of Executive Chairman and the COO was promoted to CEO.
•	In March 2020, the Company divested of its Arizona assets for $6,000.
•	In March 2020, the Company reduced its corporate workforce and Mission overhead workforce by 40% and 45%, respectively.
•	In May 2020, the Company announced that it had entered into a definitive agreement to sell its stake in non-core retail licenses in Pennsylvania and Maryland, netting in excess of $18,000 of cash. As the transaction closes and proceeds are received, the Company anticipates repaying GGP a total of $10,000 in cash. On May 15, 2020, the Company had closed the sale of its Pennsylvania assets for $10,600, of which $5,700 has been used to repay GGP.
•	In May 2020, the Company raised $5,800 through a private placement of convertible debt (the “Notes”). The Notes are secured, although subordinate to GGP and LI Lending, and bears an annual coupon of 5%, paid-in-kind, and will mature on February 28, 2022 (although such maturity can be extended for 6 months subject to a 2.5% fee). The Notes are convertible into class A subordinate voting shares (“SVS”) of the Company at a conversion price of $0.25. Certain purchasers of the Notes were also able to exchange all or a certain portion of their existing equity holdings in the Company for a convertible debenture (the “Equity Swap Debenture”), with economic terms which mimic a preferred class of equity. Specifically, the Equity Swap Debenture matures on May 13, 2025, has an annual coupon of 3% which may be forgiven if the revenue of the Company is above $15,000 and converts to SVS at a conversion price of $0.4601227.
•	On February 25, 2019, the Company, as part of the Company's in-process acquisition of Pure Ratios, extended Accucanna, LLC (“Accucanna”), a California cannabis dispensary licensee which shared significant common ownership with Pure Ratios (the "Common Owners"), a $1,500 loan evidenced by a secured promissory note. The note bore interest of 10% for the first six months, and 18% thereafter, and originally matured on or about February 25, 2020. In May 2020, in exchange for the Common Owners foregoing approximately 1.4 million shares of Company Class A Subordinate Voting Stock payable as an earnout because of Pure Ratios attaining certain CBD sales milestones, the Company modified the principal balance of the note to $890, the interest to 5%, and the maturity date to July 5, 2020, with an optional 30-day extension by written notice from Accucanna.

•	In May 2020, the Company gave notice to extend the repayment date of the $4,886 note payable plus associated interest that was issued for the acquisition of Healthy Pharms Inc. The note payable is now due November 18, 2020.

Financial

Selected Financial Information

The following is selected financial data derived from the unaudited condensed consolidated interim financial statements of the Company for the three months ended March 31, 2020 and 2019.

Statement of operations:

	For the Three-Month Period Ended
	March 31,
	2020	2019
Total revenue	$ 16,950	$ 3,466
Cost of goods sold (excluding fair value adjustments)	(7,499)	(2,364)
Change in fair value of biological assets	236	535
Gross profit	9,687	1,637
Total expenses	(17,674)	(7,458)
Net loss from continuing operations	(7,987)	(5,821)
Net (loss) income from discontinued operations	(179)	42
Net loss	(8,166)	(5,779)
Net loss attributable to non-controlling interest	(18)	(86)
Net loss attributable to shareholders	(8,148)	(5,693)

Statement of financial position:

	March 31,	December 31,
	2020	2019
Total assets	$ 215,558	$ 203,919
Total liabilities	$ 145,580	$ 127,940
Total equity	$ 69,978	$ 75,979

Non-IFRS Financial and Performance Measures

In addition to providing financial measurements based on IFRS, the Company provides additional financial metrics that are not prepared in accordance with IFRS. Management uses non-IFRS financial measures, in addition to IFRS financial measures, to understand and compare operating results across accounting periods, for financial and operational decision making, for planning and forecasting purposes and to evaluate the Company’s financial performance. These non-IFRS financial measures are Systemwide Pro Forma Revenue and Adjusted EBITDA. Management believes that these non-IFRS financial measures reflect the Company’s ongoing business in a manner that allows for meaningful comparisons and analysis of trends in the business, as they facilitate comparing financial results across accounting periods. Management also believes that these non-IFRS financial measures enable investors to evaluate the Company’s operating results and future prospects in the same manner as management. These non-IFRS financial measures may also exclude expenses and gains that may be unusual in nature, infrequent or not reflective of the Company’s ongoing operating results. As there are no standardized methods of calculating these non-IFRS measures, the Company’s methods may differ from those used by others, and accordingly, the use of these measures may not be directly comparable to similarly titled measures used by others. Accordingly, these non-IFRS measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Systemwide Pro Forma Revenue

Systemwide Pro Forma Revenue captures total revenue plus revenue from entities with which the Company has a management contract, or effectively similar relationship (net of any management fee or effectively similar revenue), but does not consolidate the financial results of in accordance with IFRS 10 - Consolidated Financial Statements, plus revenue from closed acquisitions and business combinations as if they occurred on January 1 of the applicable year. Additionally, Management has excluded revenues from entities that have been sold or plan to be sold in fiscal year 2020. 4Front considers this measure to be an appropriate indicator of the growth and scope of the business.

The following tables provide a reconciliation of Systemwide Pro Forma Revenue to the closest IFRS measure:

Three-months ended March 31,	2020	2019	Change	Change
	$	$	$	%
Reported Revenue (IFRS)	16,950	3,466	13,484	389%
Revenue for Assets Sold in Q1 2020	700	232	468	202%
Managed Revenue Adjustments (non-IFRS) [1]	6,080	0	6,080	N/A
Proforma Adjustments of Businesses Acquired (non-IFRS)	0	9,027	(9,027)	N/A
Systemwide Pro Forma Revenue (non-IFRS)	$23,730	$12,725	$11,005	86%
Adjustment for Entities Sold or Held for Sale in Q1 2020	(4,998)	(1,532)	(3,466)	226%
Adjusted Systemwide Pro Forma Revenue (non-IFRS)	$18,732	$11,193	$7,539	67%

Pro Forma Adjusted EBITDA

Adjusted EBITDA is defined by the Company as earnings before interest, taxes, depreciation and amortization less fair value in Biological Asset adjustments, share-based compensation expense and one-time charges related to acquisition and business combination related costs. 4Front considers these measures to be an important indicator of the financial strength and performance of its business. The following table reconciles Pro Forma Adjusted EBITDA to its closest IFRS measure.

Three months ended March 31,	2020	2019
	$	$
Net Loss from Continuing Operations (IFRS)	(7,987)	(5,821)
Interest income	(56)	-
Interest expense	3,307	355
Income tax expense	862	470
Depreciation and amortization	1,896	785
Accretion	(173)	-
Equity based compensation	1,227	459
Gain on Sale of Subsidiary	(1,652)	-
Foreign Exchange Gain	(37)	-
Removal of FV of Biological Asset Adjustments	(236)	(535)
Acquisition, transaction, and other one-time costs	63	0
Adjusted EBITDA (Non-IFRS)	(2,786)	(4,452)

Results of Operations

Drivers of Results of Operations

Revenue

As of March 31, 2020, 4Front owned, operated, or managed operations in Arkansas, California, Illinois, Maryland, Massachusetts, Michigan, Pennsylvania and Washington. As of March 31, 2020, 4Front generated revenue in all of these states.

4Front generates revenue from four operating segments:

•	Production - manufacturing and distribution of packaged cannabis products to its own dispensaries and third-party retail customers, and importation and sale of equipment and supplies.
•	Retail - direct sales to end consumers in its retail stores. Retail sales are through owned or controlled licensed dispensaries in Illinois, Massachusetts, Michigan, Pennsylvania, Maryland, and Arkansas. HPI grows and manufactures much of the products that are sold in the HPI dispensary. Revenue from the sale of HPI internally produced products is considered dispensary revenue.
•	Pure Ratios - production and sale of CBD products to third-party customers.
•	Real Estate - leasing of real estate to cannabis producers who are related parties.

Adult use sales from the Illinois dispensary have contributed to sales in 2020 but the Company is still waiting for necessary regulatory approval to begin recreational sales at its two Massachusetts dispensaries. The implementation of Cannex production techniques at HPI in Georgetown, MA, at Mission MA in Worcester MA, and in Illinois increased production of cannabis products to meet the new adult use demand expected in Massachusetts and Illinois. Production and sales of CBD products from Pure Ratios are expected to increase due to additional marketing spending through a marketing partner.

Gross Profit

Gross profit is revenue less cost of goods sold. Cost of goods sold includes the costs directly attributable to third party products and includes amounts paid for finished goods such as flower, edibles and concentrates. Cost of goods sold also includes costs to internally manufacture products such as packaging and other supplies, and allocated overhead which includes rent, salaries, utilities, and related costs. Cannabis costs are affected by various state regulations that limit the sourcing and procurement of cannabis products, which may create fluctuations in gross profit over comparative periods as the regulatory environment changes.

Total Expenses

Total expenses other than the cost of goods sold, consist of selling costs and costs to support marketing and branding activities.

Selling and Marketing Expenses generally correlate to revenue. These expenses include labor costs and other selling costs to support the Company’s retail locations. As a percentage of sales, the Company expects selling costs to decrease over time as volumes increase at the Massachusetts and Illinois dispensaries due to adult use sales and as the Company begins to sell cannabis to the wholesale market. Pure Ratios’ selling costs as a percentage of sales are expected to fall as online sales increase.

General and administrative expenses include costs incurred at the corporate offices, primarily related to personnel costs, benefits, and other professional service costs. These costs are anticipated to decrease in future periods due to headcount reductions during the three months ended March 31, 2020.

Provision for Income Taxes

As the Company operates in the state legal cannabis industry, it is subject to the limitations of IRC Section 280E under which taxpayers are only allowed to deduct a product’s cost of goods sold. This results in permanent differences in ordinary and necessary business expenses deemed non-allowable under IRC Section 280E and a higher effective tax rate than most industries. Therefore, the effective tax rate can be highly variable and may not necessarily correlate to pre-tax income or loss.

Net Loss Attributable to Non-controlling Interest

The net loss attributable to non-controlling interest represents their allocated share of the operating income and loss from Arkansas Natural Products I LLC, Silver Spring Consulting Group LLC and Premium Medicine of Maryland LLC.

Quarter Ended March 31, 2020

Revenue

Revenue for the three months ended March 31, 2020 increased $13,484 (389%) to $16,950 from $3,466 for the three months ended March 31, 2019. This increase is due to mergers and acquisitions that closed after the 2019 first quarter. New adult use sales in Illinois and increased industry-wide cannabis sales due to higher consumer demand during the COVID-19 pandemic also increased sales in 2020. The increase is primarily due to the business combination with Cannex in July 2019 ($5,402), adult use sales in Illinois ($3,613), and the acquisition of Om of Medicine (Om) in April 2019 ($1,311).

Revenue also improved from the opening of three dispensaries in Maryland, one dispensary in Arkansas, and one dispensary and cultivation facility in Worcester, MA after the 2019 first quarter. Other existing dispensaries and cultivation facilities also had higher sales in the 2020 first quarter.

Cost of Goods Sold

Cost of goods sold (“COGS”) increased $5,434 for the three months ended March 31, 2020. COGS represent costs to cultivate and produce cannabis and CBD products that are produced in Company operated facilities. For products that are purchased from third parties, COGS is the cost of inventory that is sold to retail customers. Production costs increased at the HPI facility as well as due to increased production at the Company’s Illinois location and Worcester, MA facility. COGS from mergers and acquisitions accounted for $1,583 of the increase. The remaining increase was due to higher cannabis sales in 2020.

Gross Profit

Gross profit for the three months ended March 31, 2020 was $9,687, an increase of $8,050 or 933%, compared to the three months ended March 31, 2019. The increase was primarily due to the business combination with Cannex, increased adult use sales in Illinois, and the acquisition of Om of Medicine. Gross profit also improved at the existing dispensaries due to the use of fewer sales discounts.

Total Operating Expenses

Total operating expenses for the three months ended March 31, 2020 were $15,423, an increase of $8,790 or 133%, as compared to the three months ended March 31, 2019. This increase is primarily due to $6,002 in additional selling and marketing expenses associated with operating the operations acquired from Cannex and Om, and with operating dispensaries that opened after the 2019 first quarter. In March 2020 retail management headcounts were reduced which will lower selling and marketing expenses in the future.

General and administrative expenses increased $1,332 in the first quarter of 2020 as compared to the first quarter of 2019 due to the business combination with Cannex and increases in corporate headcounts. In March 2020 corporate headcounts were reduced which will lower general and administrative expenses in the future. Equity based compensation also increase $768 due to the inclusion of replaced Cannex stock options in 2020 and intangible assets acquired through the Cannex business combination increased amortization expense by $582.

Total Other Income (Expense)

Total Other Expense for the three months ending March 31, 2020 was $1,389 which was $1,034 higher than 2019. This increase is due to $2,952 in higher interest expense from debt acquired through the Cannex business combination and from debt used to finance capital expenditures. The higher interest expense was partially offset by a net $1,652 gain on the sale of two Arkansas dispensary licenses and the sale of an Arizona dispensary.

Net Loss Before Income Taxes

Net loss before taxes and non-controlling interest for the three months ended March 31, 2020 was $7,125, compared to a net loss before taxes and non-controlling interest of $5,351 for the three months ended March 31, 2019. This higher loss was primarily due to higher corporate overhead and interest expense.

Off-Balance Sheet Arrangements

As of the date of this filing, the Company does not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations or financial condition of the Company, including, and without limitation, such considerations as liquidity and capital resources.

Liquidity and Capital Resources

As of March 31, 2020, the Company had total current liabilities of $23,729 and a cash balance (including restricted cash) of $9,288, as compared to $18,851 and $8,141, respectively, as of December 31, 2019.

Specific factors affecting the Company’s liquidity are:

•	In January 2020, the Company secured convertible note financing of $3,000 (see Equity - Convertible Debt below).
•	In January 2020 the Company received $2,000 from the sale of two Arkansas assets.
•	In March 2020 the Company received $6,000 from the sale of its Arizona dispensary.
•	In April 2020 the Company executed an agreement to sell non-core dispensaries in Pennsylvania and Maryland for more than $18,000.
•	Loans due to GGP with a principal and accrued interest value of $35,982 at March 31, 2020 are due in November 2021.
•	Loans due to LI Lending, LLC (see Transactions with Related Parties, below) with a face value of $45,000 at March 31, 2020 are due in May 2024.

The Company is generating cash from retail sales and is deploying cash obtained from non-core asset sales to improve production capabilities with the goal of producing additional revenue and earnings over the near term.

Cash Flows

Cash Used in Operating Activities

Net cash used in operating activities was $4,301 for the three-month period ended March 31, 2020, a decrease of $260 as compared to the three-month period ended March 31, 2019. The $4,301 used is due to operating losses, overhead, and an increase in inventory in anticipation of increasing adult use sales. Reductions in overhead and expected increasing adult sales in Massachusetts is expected to reduce the cash used in operating activities in the future.

Cash Flow from Investing Activities

Net cash provided from investing activities was $3,577 for the three-month period ended March 31, 2020, an improvement of $8,680 as compared to the three-month period ended March 31, 2019. The increase is due to the receipt of $6,000 in cash from the sale of the Company’s Arizona dispensary. Additionally, the Company paid $3,258 as the cash portion of the purchase of the Arizona dispensary in February 2019.

Cash Flow from Financing Activities

Net cash provided by financing activities was $4,223 for the three-month period ended March 31, 2020, a decrease of $8,005 as compared to the three-month period ended March 31, 2019. The decrease is because in 2019 the Company received $13,000 in proceeds from a loan from Cannex. In 2020 the Company received $4,835 in proceeds from loans. The loan proceeds received in 2019 were used in later periods for capital expenditures and working capital.

Transactions with Related Parties

Certain subsidiaries which were acquired in the business combination with Cannex have contractual relationships with two licensed Washington cannabis producer/processors: Superior Gardens LLC (d/b/a Northwest Cannabis Solutions) (“NWCS”) and 7Point Holdings LLC (“7Point”). The sole owner of NWCS holds a minority interest in the Company and is an executive in the Company. The sole owner of 7Point, holds a minority interest in the Company, and is an executive of the Company.

NWCS and the Company are parties to a commercial gross lease expiring December 31, 2022 with two five-year renewal options. For the three months through March 31, 2020 the Company recognized $2,142 revenue from this lease.

7Point and the Company are parties to a commercial sublease expiring November 30, 2023 with one five-year renewal option. For the three months through March 31, 2020 the Company recognized $755 from interest on lease receivable for this lease.

The Company has entered into a service agreement with NWCS to provide consulting and personnel services for growing and processing for $30 per month and to act as exclusive purchasing agent for equipment, machinery, and other supplies for $20 per month for a three-year term expiring January 1, 2021 with automatic renewal for additional three-year terms. The Company recognized a total of $150 for the three-month period ending on March 31, 2020.

NWCS and the Company have entered into a packaging supply agreement under commercially reasonable pricing terms by which NWCS submits packaging orders for Company-designed packaging sold by NWCS under an exclusive license to use Company brands and recipes in the state of Washington. The packaging supply agreement has an initial term of three years expiring January 1, 2021 with automatic renewal for additional three-year periods. The Company recognized total of $323 for the three-month period ending on March 31, 2020 under the packaging supply agreement.

At March 31, 2020, the Company held two notes receivable from these related parties with a balance of $529 (December 31, 2019 -$nil).

As at March 31, 2020, $786 (December 31, 2019 - $677) of the Company’s trade receivables were due from NWCS and 7Point.

An officer of the Company is a part-owner of a LI Lending LLC which extended the Company a real estate improvement/development loan of up to $50,000 of which $45,000 was drawn upon as of March 31, 2020.

An officer of the Company holds an interest in an online marketing Company serving the online CBD market which provides online marketing services for Pure Ratios. Pure Ratios paid $1,237 for the three-month period ended March 31, 2020 (2019 - $nil) to this vendor for marketing services.

The Company has issued notes receivable to related parties that hold or have applied for cannabis licenses or that have secured real estate that can be used for a cannabis facility. The Company had $606 and $696 in such notes at March 31, 2020 and 2019.

New Accounting Pronouncements and Recent Developments

The Company has not adopted any new or amended IFRS standards during the period ended March 31, 2020.

Critical Accounting Estimates and Judgments

The preparation of the Company’s condensed interim consolidated interim financial statements requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, and revenue and expenses. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods. The significant judgements made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those described in the last annual consolidated financial statements.

Financial Instruments and Financial Risk Management

The Company’s financial instruments consist of cash, account receivable, notes receivable and accrued interest from related parties, accounts payable, accrued liabilities, notes payable to related parties, and convertible notes. The carrying values of these financial instruments approximate their fair values as of March 31, 2020 and December 31, 2019.

Financial instruments recorded at fair value are classified using a fair value hierarchy that reflects the significance of the inputs to fair value measurements. The three levels of hierarchy are:

•	Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities;
•	Level 2 - Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly; and
•	Level 3 - Inputs for the asset or liability that are not based on observable market data.

Financial Risk Management

The Company is exposed in varying degrees to a variety of financial instruments related risks. 4Front’s board of directors mitigates these risks by assessing, monitoring and approving the Company’s risk management processes.

Credit Risk

Credit risk is the risk of loss associated with counterparty’s inability to fulfill its payment obligations. The Company’s credit risk is primarily attributable to cash, lease receivables, other receivables, and notes receivable. The Company’s maximum credit risk exposure is equivalent to the carrying value of these instruments.

The risk exposure is limited to the carrying amounts at the statement of financial position date. The risk to cash deposits is mitigated by holding these instruments with regulated financial institutions. Lease receivables, notes receivables and other receivables credit risk arises from the possibility that principal and interest due may become uncollectible. The Company mitigates this risk by managing and monitoring the underlying business relationships.

As of March 31, 2020, the maximum credit exposure related to the carrying amounts of accounts receivable, notes receivable and lease receivable was $37,475.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations associated with financial liabilities. The Company manages liquidity risk through the management of its capital structure. The Company’s approach to managing liquidity is to raise sufficient capital to settle obligations and liabilities when due.

Interest Rate Risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company’s secured convertible notes with GGP bear interest at variable rates and is exposed to interest rate risk. If the LIBOR had increased by 1% during the three months ended March 31, 2020, the Company’s net loss would have increased by $95.

Equity

Share Capital

Prior to July 31, 2019, when the Company undertook a business combination with Cannex, the Company was a partnership and so did not have shares of capital stock. Following the Cannex transaction, the Company has three classes of shares:

•	Class A Subordinate Voting Shares (SVS),
•	Class B Subordinate Proportionate Voting Shares (SPVS) which are convertible to SVS at a rate of 1 SPVS to 80 SVS. Conversion of SPVS shares was restricted until January 31, 2020 but they are now convertible at the shareholder’s option.
•	Class C Multiple Voting Shares (MVS). The MVS carry 800 votes per share and convert to one SVS share after a certain mandated holding period. These shares were issued to certain executives of Holdings and give these executives approximately 73% of the voting control of the Company’s currently outstanding shares.

At the date of this MD&A, there was the equivalent of 506,379,437 SVS outstanding when calculated as if all share classes were converted to Subordinate Voting Shares.

Stock Options

At March 31, 2020, stock options had been granted to purchase the equivalent of 37,920,106 SVS.

As of the date of this MD&A, stock options had been granted to purchase the equivalent of 37,227,480 SVS.

Warrants

At March 31, 2020, there were share purchase warrants outstanding to purchase up to 19,164,826 SVS. In March 2020, warrants to purchase up to 25,251,757 SVS expired unexercised. As of the date of this MD&A, there were share purchase warrants outstanding to purchase up to 19,164,824 SVS:

•	3,413,416 warrants at $0.53 expiring October 3, 2020
•	2,230,080 warrants at $0.67 expiring January 29, 2023
•	7,000,000 warrants at $1.00 expiring November 21, 2021
•	4,511,278 warrants at $1.33 expiring November 21, 2021
•	2,010,050 warrants at $1.99 expiring November 21, 2021

Convertible Debt

The GGP Notes were the only convertible debt issued by the Company at March 31, 2020. Such debt, if converted as of March 31, 2020, would result in the issuance of approximately 45,832,671 SVS.

In January 2020, the Company issued additional senior secured convertible notes to GGP in the principal amount of $3,000. The secured notes were repaid in full on May 8, 2020 using proceeds from the sale of the Company’s non-core retail licenses in Pennsylvania.

In March 2020, the Company issued an additional note to GGP in the amount of $348 as an amendment fee to allow the sale of the Company’s Arizona asset, which required GGP’s approval. The amendment fee was repaid in full on May 8, 2020 using proceeds from the sale of the Company’s non-core retail licenses in Pennsylvania.

In June 2020, the Company issued a subordinate convertible note in the amount of $5,827. Such debt, if converted, would result in the issuance of 23,306,697 SVS. In conjunction with this offering, certain shareholders exchanged a total of 26,192,914 SVS on an as-converted basis into an unsecured convertible preferred note convertible into SVS at USD $0.46.

Maximum Outstanding

As of the date of this MD&A, the maximum number of SVS outstanding is 652,694,798, assuming conversion of SPVS and MVS, exercise of all options and warrants, and conversion of convertible debt but before the issuance of interest paid in kind.

Risks and Uncertainties

The Company is subject to certain risks, including, without limitation, the following:

Covid-19

As described above, the Company is affected by the COVID-19 pandemic mainly because (1) the Company’s operations depend on continuing to be designated as essential by the government; (2) mandated social distancing protocols; and (3) potential changes in consumer behavior/spending. The loss of essential status for any or all of the Company’s operations could potentially force their closure. Social distancing protocols may impair store operations (e.g. by limiting the maximum number of customers who can be served) and lower revenue in the future. Consumers may change their normal cannabis buying behavior by either reducing volume or switching to cheaper products in light of any continuing economic uncertainty.

As of the date of this MD&A, the Company’s retail stores in the following states remain open and operating with “Essential Service” designations. New services including online ordering and curbside pickup have also been implemented.

Location	Additional Services
Maryland	Online ordering required, curbside pickup only
Massachusetts	Online ordering required, curbside pickup
Michigan	Online ordering required, curbside pickup and delivery

Despite the uncertainty during COVID-19, the Company’s sales continue to meet or exceed comparable prior periods.

Any change in government mandates, customer behavior, etc. could severely impair the ability of the Company to operate.

Operating

•	An expected increase in sales in 2020 from adult-use sales from two Massachusetts dispensaries may not occur.
•	The expected increase in production of cannabis products from the implementation of Cannex production techniques at HPI, in Worcester MA, and in Illinois may not occur.

•	The recent addition of a new marketing partner and increased production and sales of CBD products from Pure Ratios may not achieve the expected results.
•	The Company’s production could be shut down for reasons such as testing detecting illegal pesticides, vape bans, state-wide issues with transmitting required information, and public health responses to COVID-19.
•	The Company may lose crops due to disease, utility disruptions, and equipment failure.
•	The Company may not be able to purchase inventory for its dispensaries.
•	Wholesale prices may decrease.
•	The tenants in Washington may not be able to pay their rent or other obligations in a timely manner.

Financial

•	The Company may need additional capital but may not be able to raise such capital (whether in a debt or equity financing) on acceptable terms or at all.
•	The Company may be unable to repay lenders at maturity. This is most significant with regard to GGP noteholders, who are owed $35,982 as of March 31, 2020, with maturity on November 21, 2021, if the holders elect not to convert the notes to equity in the Company.
•	The Company may not be adequately insured for certain risks, including: labor disputes; catastrophic accidents; fires; blockades or other acts of social activism; equipment defects, malfunction and failures, changes in the regulatory environment; impact of non-compliance with laws and regulations; natural phenomena, such as inclement weather conditions, floods, earthquakes, ground movements, accidents and explosions that can cause personal injury, loss of life, suspension of operations, damage to facilities, business interruption and damage to or destruction of property, equipment and the environment. In the case of loss, the lack of insurance coverage could have a material adverse effect on the business, financial condition or results of operations of the Company.

Regulatory and Legal

•	The Company may not be able to obtain adult-use licenses in Massachusetts.
•	The Company’s may not be able to renew all cannabis licenses.
•	The Company may be subject to citations and fines from regulators that could lead to the suspension of a cannabis license.
•	States may increase the number of cannabis dispensary and/or production licenses issued which could affect sales.
•	There may be adverse changes to the legal and regulatory environment, including changes in US and Canadian law and policy.
•	The Company’s products are designed to be ingested by humans, and therefore face an inherent risk of exposure to product liability claims, regulatory action and litigation if products are alleged to have caused loss or injury. In addition, the manufacture and sale of cannabis products involve the risk of injury to consumers due to tampering by unauthorized third parties or product contamination. Previously unknown adverse reactions resulting from human consumption of cannabis products alone or in combination with other medications or substances could occur.

Regulatory Environment: Issues with U.S. Cannabis-Related Assets

On February 8, 2018, the Canadian Securities Administrators published Staff Notice 51-352 (Revised) Issuers with U.S. Marijuana-Related Activities (“Staff Notice 51-352”) which provides specific disclosure expectations for issuers that currently have, or are in the process of developing, cannabis-related activities in the United States as permitted within a particular state’s regulatory framework. As a result of the Company’s operations in the United States, the Company is subject to Staff Notice 51-352. For more detail regarding the regulatory regimes under which the Company currently operates, please see the Company’s Listing Statement, Form 2A, available at www.thecse.com.

In accordance with Staff Notice 51-352, the Company will evaluate, monitor, and reassess the disclosure contained herein and any related risks on an ongoing basis and the same will be supplemented, amended, and communicated to investors in public filings, including in the event of government policy changes or the introduction of new or amended guidance, laws, or regulations regarding cannabis regulation. As a result of the Company’s investments and/or ownership of certain U.S. entities as set forth herein, the Company is subject to Staff Notice 51-352 and accordingly provides the following disclosure.

Operations

As at March 31, 2020, the Company currently operates in the United States as more specifically described below.

State	Direct, Indirect, or Ancillary Involvement in the U.S. Cannabis Industry Per Staff Notice 51-352	Currently Operational?	Brief Description of Operations
Illinois	Direct	Yes	Beneficial owner of 1 dispensary license and 1 cultivation/production license
Massachusetts	Direct and Indirect	Yes	Owner of license that allows for 3 dispensary locations and up to 3 cultivation and production facilities. Management services provider to additional licensees
Michigan	Direct	Yes	Owner of entity which holds a dispensary license. The Company expects formal approval by state regulators to occur in 2020.
California	Direct and Ancillary	No - Direct Yes - Ancillary

Direct: The Company owns a subsidiary which holds a temporary state cannabis manufacturing and distribution license. However, as disclosed on March 30, 2020, the Company has halted construction on the subsidiary’s facility, and does not expect to restart construction until Q1 2021.

Ancillary: The Company’s subsidiary, Pure Ratios Holdings Inc., is engaged in the sale of hemp products, and also the licensing of certain intellectual property to entities which are directly involved in various state cannabis operations.

Washington	Ancillary	Yes	Landlord and packaging supplier to cultivation and production licensees.
Divested Operations
Maryland	Direct and Indirect	Yes	As disclosed on May 1, 2020, the Company has signed a definitive agreement to divest of its Maryland assets, including owned licenses and management service providers to non-owned licensees. Final Transfer is awaiting regulatory approval.
Pennsylvania	Direct	Yes	As disclosed May 1, 2020, the Company has divested of its Pennsylvania cannabis assets.
Arkansas	Direct and Indirect	Yes	As disclosed on January 30, 2020, the Company has signed definitive agreements and is in the process of divesting its Arkansas cannabis assets.
Potential Future Licenses
New Jersey	Direct	No	Intend to pursue a medical and/or recreational cannabis license if/when a licensing window re-opens.
Ohio	Direct	No	The Company is currently contesting the denial of a cultivation license by the Ohio Department of Health.

Regulatory Overview

In accordance with Staff Notice 51-352, below is a discussion of the federal and state-level U.S. regulatory regimes in those jurisdictions where the Company is currently involved directly, indirectly, or through ancillary businesses. In accordance with Staff Notice 51-352, the Company will evaluate, monitor and reassess this disclosure, and any related risks, on an ongoing basis and the same will be supplemented, amended and promptly disclosed to investors in public filings, including in the event of government policy changes or the introduction of new or amended guidance, laws or regulations regarding marijuana regulation.

Regulation of Cannabis in the United States

The United States federal government regulates drugs through the CSA, 21 U.S.C. § 811, which places controlled substances, including cannabis, in a schedule. Cannabis is classified as a Schedule I drug. A Schedule I controlled substance is defined as a substance that has no currently accepted medical use in the United States, a lack of safety for use under medical supervision and a high potential for abuse. With the limited exception of the FDA approving the use of marijuana-derived CBD to treat specific forms of epilepsy, the FDA has not approved marijuana as a safe and effective drug for any indication.

Unlike in Canada which has federal legislation uniformly governing the cultivation, distribution, sale and possession of medical marijuana under the Cannabis Regulations, SOR/2018-144 (“Cannabis Regulations”) and the Cannabis Act S.C. 2018, c. 16 (the “Cannabis Act”), marijuana is largely regulated at the state level in the United States.

State laws regulating cannabis are in direct conflict with the federal CSA, which makes cannabis use and possession federally illegal. Although certain states and territories of the U.S. authorize medical or recreational cannabis production and distribution by licensed or registered entities, under U.S. federal law, the possession, use, cultivation, and transfer of cannabis and any related drug paraphernalia is illegal and any such acts are criminal acts under federal law under any and all circumstances under the CSA. Although the Company’s activities are compliant with applicable United States state and local laws, strict compliance with state and local laws with respect to cannabis may neither absolve the Company of liability under United States federal law, nor may it provide a defense to any federal proceeding which may be brought against 4Front.

The risk of federal enforcement and other risks associated with the Company’s business are described in its Listing Statement, Form 2A, Section 17 - Risk Factors, available at www.thecse.com.

Regulation of Industrial Hemp in the United States Federally

On December 20, 2018, the Agricultural Improvement Act of 2018 (commonly known as the “2018 Farm Bill”) was signed into law. The 2018 Farm Bill, among other things, removes industrial hemp and its cannabidiols, including CBD derived from industrial hemp, from the CSA and amends the Agricultural Marketing Act of 1946 to allow for industrial hemp production and sale in the United States. Under the Farm Bill, industrial hemp is defined as “the plant Cannabis sativa L. and any part of that plant, including the seeds thereof and all derivatives, extracts, cannabinoids, isomers, acids, salts, and salts of isomers, whether growing or not, with a delta-9 tetrahydrocannabinol concentration of not more than 0.3 percent on a dry weight basis.” The 2018 Farm Bill did not legalize CBD derived from “marihuana” (as such term is defined in the CSA), which is and remains a Schedule I controlled substance under the CSA. The U.S. Department of Agriculture (“USDA”) is responsible for promulgating regulations under the 2018 Farm Bill. Pursuant to the 2018 Farm Bill, U.S. territories and tribal governments may adopt their own regulatory plans for hemp production even if more restrictive than federal regulations so long as they meet minimum federal standards approved by the USDA. Those territories or tribal governments which choose not to adopt their own hemp production regulations will be governed by USDA regulations.

On October 31, 2019, the USDA issued an interim final ruling governing domestic production of hemp under the 2018 Farm Bill which establishes the U.S. Domestic Hemp Production Program and opening a 60-day public comment period. The interim rule will be effective through November 1, 2021, when the USDA may adopt permanent regulations. The interim rules outline various USDA requirements for state and tribal hemp programs and provide for a process of state/tribal hemp production plan submission and USDA approval/rejection within 60 days of such submission. There can be no assurances regarding any plan’s acceptance, and the final rulemaking may potentially be delayed. While regulations are finalized and plans are being submitted, the provisions of the 2014 Farm Bill remain in effect until on or about October 31, 2021 for any hemp which has been, is, or will be cultivated.

The 2018 Farm Bill also preserved the U.S. Food and Drug Administration’s (“FDA”) authority to the introduction of hemp and compounds derived from it, such as CBD, in foods, beverages, cosmetics, and dietary supplements. The FDA is expected to engage in rulemaking on this subject but has not done so and there can be no assurances on the timing or content of such rulemaking.

Regulatory Landscape of U.S. States in which the Company currently operates

Illinois

The table below lists the licenses beneficially owned by the Company. For more information, see 4Front’s Listing Statement, Form 2A, Section 4 “Narrative Description of the Business - General Business of the Company - General Business of 4Front - Mission,” available at www.thecse.com:

Holding Entity	Percentage Owned	License Number	City	Description
Illinois Grown Medicine	100%	1504160768	Elk Grove	Cultivation
Mission Illinois	100%	DISP.000053	Chicago	Dispensary

The Compassionate Use of Medical Cannabis Pilot Program Act (the “IL Act”) was signed into law in August 2013 and took effect on January 1, 2014. The IL Act provides medical cannabis access to registered patients who suffer from a list of over 30 medical conditions including epilepsy, cancer, HIV/AIDS, Crohn’s disease, and post-traumatic stress disorder, to which additional conditions were added by law in June 2019. The Opioid Alternative Pilot Program launched January 31, 2019 and allows patients that receive or are qualified to receive opioid prescriptions access to medical marijuana as an alternative in situations where an opioid could generally be prescribed. Under this program, qualified patients may bypass the fingerprinting and background checks which often delayed medical cannabis approvals by up to three months.

In January 2019, JB Pritzker was sworn in as governor of Illinois. In June 2019, Governor Pritzker signed the Cannabis Regulation and Taxation Act (“CRTA”) into law, making Illinois the 11th state to legalize adult-use cannabis.

There are two types of licenses in Illinois: (1) cultivation/process and (2) dispensary, which are independently issued by separate regulatory bodies. The Department of Agriculture handles the issuance of cultivation/processing licenses, and the Department of Financial and Professional Regulation handles the issuance of dispensary licenses. Licenses must be renewed yearly by the respective agency, typically by email. Vertical integration, i.e. the ownership by one entity of both cultivation/processing and dispensary licenses, is not forbidden in Illinois.

The license issued to Illinois Grown Medicine allows it to cultivate, process, manufacture, package, sell, and purchase cannabis in an area of up to 210,000 square feet.

Mission Illinois operates a licensed dispensary in the South Shore neighborhood of Chicago which allows it to serve medical cannabis patients and opened for adult-use sales in January 2020. Per regulations issued by the Illinois Department of Financial and Professional Regulation, Mission Illinois is entitled to open a second dispensary location under its current license and is currently working to finalize preparations for a second location.

Massachusetts

The table below lists the licenses owned by Mission:

Holding Entity	Percentage Owned	License Number	City	Description
Healthy Pharms	100%	11	Georgetown	Co-located Cultivation/Production/ Dispensary
Healthy Pharms	100%	24	Cambridge	Dispensary

The table below lists the licenses controlled by Mission via management agreements (see Section 4.1(1), Listing Statement, Form 2A, “Narrative Description of the Business - General Business of the Company - General Business of 4Front - Mission,” available at www.thecse.com for more information):

Holding Entity	Managing Entity	Percentage Interest of Mission	License Number	City	Description
Mission MA	MMA Capital, LLC	100%	N/A	Worcester	Co-located Cultivation/ Production/ Dispensary
EVG	Mission Brand Ambassador Group, LLC	100%	N/A	Boston	Pursuing medical and recreational dispensary license that will allow up to 3 locations

The Massachusetts Medical Use of Marijuana Program (the “MA Program”) was established pursuant to the Act for the Humanitarian Medical Use of Marijuana (the “MA ACT”). The MA Program allows registered persons to purchase medical cannabis and applies to any patient, personal caregiver, Registered Marijuana Dispensary (“RMD”), and RMD agent that qualifies and registers under the MA Program. To qualify, patients must suffer from a debilitating condition as defined by the MA Program. On December 23, 2018 administration of the MA Program was transferred to the Cannabis Control Commission (the “MA CCC”).

In November 2016, Massachusetts voted affirmatively on a ballot petition to legalize and regulate cannabis for adult recreational use. The Massachusetts legislature amended the law on December 28, 2016, delaying the date recreational cannabis sales would begin by six months. The delay allowed the legislature to clarify how municipal land-use regulations would treat the cultivation of cannabis and authorized a study of related issues. After further debate, the state House of Representatives and state Senate approved H.3818 which became Chapter 55 of the Acts of 2017, An Act to Ensure Safe Access to Marijuana, and established the MA CCC. The MA CCC consists of five commissioners and regulates the Massachusetts Recreational Marijuana Program. Adult recreational use of cannabis in Massachusetts was legalized in July 2018.

Vertically integrated RMDs grow, process, and dispense their own cannabis. As such, each RMD is required to have a retail facility as well as cultivation and production operations, although retail operations may be separate from grow and cultivation operations. A RMD’s cultivation location may be in a different municipality or county than its retail facility.

The MA Program mandates a comprehensive application process for RMDs. Each RMD applicant must submit a Certificate of Good Standing, comprehensive financial statements, a character competency assessment, and employment and education histories of the senior partners and individuals responsible for the day-to-day security and operation of the RMD. Municipalities may individually determine what local permits or licenses are required if an RMD wishes to establish an operation within its boundaries.

Each Massachusetts dispensary, grower and processor license is valid for one year and must be renewed no later than 60 calendar days prior to expiration. As in other states where cannabis is legal, the MA CCC can deny or revoke licenses and renewals for multiple reasons, including (a) submission of materially inaccurate, incomplete, or fraudulent information, (b) failure to comply with any applicable law or regulation, including laws relating to taxes, child support, workers compensation and insurance coverage, (c) failure to submit or implement a plan of correction (d) attempting to assign registration to another entity, (e) insufficient financial resources, (f) committing, permitting, aiding, or abetting of any illegal practices in the operation of the RMD, (g) failure to cooperate or give information to relevant law enforcement related to any matter arising out of conduct at an RMD, and (h) lack of responsible RMD operations, as evidenced by negligence, disorderly or unsanitary facilities or permitting a person to use a registration card belonging to another person. Additionally, license holders must ensure that no cannabis is sold, delivered, or distributed by a producer from or to a location outside of this state.

As of the date of this MD&A, because the Company’s subsidiaries in Massachusetts are not yet approved for the adult use market, they remain open and operating under Massachusetts’s COVID-19 “essential”-business (or equivalent) guidance. The Company continues to work with regulators in order to attain adult use licensure for its subsidiaries post-pandemic.

Michigan

Holding Entity	Percentage of Economic Interest	License Number	City	Description
Om of Medicine, LLC (“Om”)	100%	N536209	Ann Arbor	Dispensary

In 2008, the Michigan Compassionate Care Initiative established a medical cannabis program for serious and terminally ill patients, was approved by the House but not acted upon, and defaulted to a public initiative on the November ballot. Proposal 1 was approved by 63% of voters on November 8, 2008. Proposal 1 was then written into law and approved by Michigan’s lawmakers in December 2008. The resulting act became the Michigan Medical Marihuana Act (“MMM Act”).

In 2016, the Michigan legislature passed two new acts and also amended the original MMM Act. The first act establishes a licensing and regulation framework for medical marihuana growers, processors, secure transporters, provisioning centers, and safety compliance facilities. The second act establishes a “seed-to-sale” system to track marihuana that is grown, processed, transferred, stored, or disposed of under the Medical Marihuana Facilities Licensing Act.

The Bureau of Medical Marihuana Regulation is responsible for the oversight of medical cannabis in Michigan and consists of the Medical Marihuana Facility Licensing Division and the Michigan Medical Marihuana Program Division. Additionally, the Michigan Department of Licensing and Regulatory Affairs (“LARA”) has supplemented Michigan’s cannabis regulations to clarify the regulatory landscape surrounding cannabis. LARA is the main regulatory authority for the licensing of cannabis businesses in Michigan. The MMM Act provides access to state residents to cannabis and cannabis related products under one of 11 debilitating conditions, including epilepsy, cancer, HIV/AIDS, cancer and PTSD. In July 2018 the Medical Marihuana Facility Licensing Division approved 11 additional conditions to the list of aliments to qualify for medical cannabis. The additional 11 include Chronic pain, colitis and spinal cord injury.

Under Michigan law, LARA licenses give types of state operating licenses: (1) grower, (2) processor, (3) secure transporter, (4) provisioning center, and (5) safety compliance facility. There are no stated limits on number of licenses, but LARA exercises discretion over application approval, including background checks and vetting of principal licensee officers, and municipalities may impose additional restrictions. Vertical integration, i.e. the ownership of a grower, processor and/or provisioning center by one entity, is allowed under Michigan cannabis law and regulations.

Recreational cannabis was legalized by ballot initiative in November 2018. The initiative mandates that the Michigan Department of Licensing and Regulatory Affairs (“LARA”) begin accepting applications for retail stores no later than December 6, 2019. The initial application period will be limited to existing medical cannabis license holders.

The cannabis license ownership transfer of Om of Medicine LLC to the Company has not been approved by Michigan regulators, but management hopes to obtain such approval by the end of 2020. Om received for permission to sell recreational cannabis as of December 23, 2019.

California

In 1996, California voters passed Proposition 215, the Compassionate Use Act allowing physicians to legally recommend medical cannabis for patients who would benefit from cannabis. The Compassionate Use Act legalized the use, possession, and cultivation of medical cannabis for a set of qualifying conditions including AIDS, anorexia, arthritis, cachexia, cancer and chronic pain. The law established a not-for-profit patient/caregiver system but there was no state licensing authority to oversee the businesses that emerged as a result.

In September 2015, the California legislature passed three bills, collectively known as the “Medical Marijuana Regulation and Safety Act”. The Medical Marijuana Regulation and Safety Act established a licensing and regulatory framework for the medical cannabis businesses in California. Multiple agencies oversee different aspects of the program and require businesses obtain a state license and local approval to operate.

In November 2016, voters in California passed Proposition 64, the Adult Use of Marijuana Act (“AUMA”) creating an adult-use cannabis program for individuals 21 years of age or older. AUMA contained conflicting provisions with the Medical Marijuana Regulation and Safety Act. Consequently, in June 2017, the California State Legislature passed Senate Bill No. 94, known as the Medicinal and Adult-Use Cannabis Regulation and Safety Act (“MAUCRSA”), which combined the Medical Marijuana Regulation and Safety Act and AUMA to provide a set of regulations to govern medical and adult-use licensing regime for cannabis businesses. The three agencies that regulate cannabis at the state level are: (a) the California Department of Food and Agriculture, via CalCannabis, which issues licenses to cannabis cultivators, (b) the California Department of Public Health, via the Manufactured Cannabis Safety Branch, which issues licenses to cannabis manufacturers and (c) the California Department of Consumer Affairs, via the Bureau of Cannabis Control, which issues licenses to cannabis distributors, testing laboratories, retailers, and micro-businesses. These agencies also oversee the various aspects of implementing and maintaining California’s cannabis landscape, including the statewide track and trace system. All three agencies released their emergency rulemakings at the end of 2017 and have started issuing temporary licenses.

To legally operate a medical or adult-use cannabis business in California, the operator must have both local approval and a state license. This requires license holders to operate in cities with cannabis licensing and approval programs. Municipalities in California are authorized to determine the number of licenses they will issue to cannabis operators, or can choose to outright ban the cultivation, manufacturing or the retail sale of cannabis. MAUCRSA went into effect on January 1, 2018.

On January 16, 2019, the California Department of Consumer Affairs, the California Department of Public Health and the California Department of Food and Agriculture approved the state regulations for cannabis businesses across the supply chain. These new regulations became effective immediately and superseded the emergency cannabis regulations that California had previously enacted.

Although vertical integration across multiple license types is allowed under the state regulations, it is not required.

The California dispensary, grower, and processing state and local licenses are renewed annually from the date of issuance. Cannabis business owners who hold an annual commercial cannabis license can use the Cannabis track and trace system, METRC, to ensure they remain in compliance with the California licensing requirements. The license holders are required to submit a renewal application per the guidelines under Text of Emergency Rules section 8203. An application for renewal of a cultivation license shall be submitted to the state at least thirty (30) calendar days prior to the expiration date of the current license. A license holder that does not submit a completed license renewal application to the state within thirty (30) calendar days after the expiration of the current license forfeits their eligibility to apply for a license renewal and, instead, would be required to submit a new license application. The license holders must ensure that no cannabis may be sold, delivered, transported or distributed by a producer from or to a location outside of this state.

The Company owns Pure Ratios Holdings, Inc., which is indirectly involved in the California licensed cannabis industry because of its occasional engagement of licensed cannabis entities to contract manufacture certain products which contain THC. The Company also owns a subsidiary in California which possesses a temporary license for the distribution and processing of cannabis but is not yet operational.

Washington

Through various subsidiaries, 4Front is a landlord, packaging and equipment supplier, and consultant to multiple Washington licensees. The Company does not have a direct ownership interest in any Washington licensees, and for the purposes of Staff Notice 51-532, its involvement in Washington is ancillary.

Washington has authorized the cultivation, possession, processing, wholesaling, and retail sale of marijuana by certain licensed Washington businesses. The Washington State Liquor and Cannabis Board (“WSLCB”) regulates Washington’s marijuana regulatory program. Every individual with an ownership or equity interest, with a right to receive a percentage of gross or net profits, or who exercises control over a licensed marijuana operator must apply for licensing with the WSLCB and be approved. Each applicant must be over 21 years of age and a Washington resident for a minimum of 6 months. An applicant must provide the WSLCB with the applicant’s organizational and operational documents, including the entity’s operating agreement and a detailed operating plan, in order to verify that the proposed business meets the minimum requirements for licensing. Any change in the initial ownership of a cannabis entity must receive prior approval through the WSLCB and undergoes a review of the same rigor and breadth as an initial application.

One of the Company’s operating tenants, NWCS, received administrative violation notices (“AVN”) in 2019 for various alleged violations of Washington cannabis regulations. A potential penalty of the AVNs is loss of cannabis license. NWCS, and any other cannabis licensee in Washington, is entitled to due process regarding the alleged violations, including settlement conferences, hearings before an administrative law judge, and/or possible appeal to state court. NWCS day-to-day operations are unaffected and NWCS remains a licensed cannabis business in good standing. The Company continues to monitor the situation.

Divested Operations

Maryland

The table below lists the license owned directly by 4Front subsidiaries:

Holding Entity	Percentage Owned	License Number	City	Description
Mission Catonsville	100%	Currently in pre-approval phase	Catonsville	Dispensary

The table below lists the licenses controlled by Mission via management agreements. For more information, see 4Front’s Listing Statement, Form 2A, Section 4.1(1) “Narrative Description of the Business - General Business of the Company - General Business of 4Front.” available at www.thecse.com.

Holding Entity	Managing Entity	Percentage Interest of Mission	License Number	City	Description
Mission Hampden	Adroit Consulting Group	100%	Currently in pre-approval phase	Baltimore	Dispensary
Mission Glenmont	Silver Spring Consulting, LLC	80%	D-18-00044	Silver Spring	Dispensary
MARI	Old State Line Consulting Group, LLC	100%	Currently in pre-approval phase	Silver Spring	Dispensary

In May 2013, the then Governor of Maryland signed House Bill 1101, Chapter 403, which established the Natalie M. LaPrade Maryland Medical Cannabis Commission (“MMCC”). The MMCC is an independent commission that functions within the Department of Health and Mental Hygiene. The MMCC was created for investigational use of medical cannabis. MMCC develops policies, procedures, and regulations to implement programs that ensure medical cannabis is available to qualifying patients in a safe and effective manner.

On December 1, 2017, after close to a five-year delay, the Maryland Medical Marijuana program (“MMMP”) became operational and sales commenced. The program was written to allow access to medical marijuana for patients with conditions that are considered severe and for which other medical treatments have proven ineffective, including chronic pain, nausea, seizures, glaucoma and post-traumatic stress disorder.

The Company owns and/or manages only dispensary licenses. Wholesaling occurs between cultivators and processors, cultivators and dispensaries, and processors and dispensaries. Originally no company could directly control multiple licenses of the same class, but this restriction was changed in May 2019 when a bill allowed one company to own up to 4 dispensaries. Dispensaries are tied to the Maryland state senate district in which they were awarded, except where a dispensary was awarded to a cultivator as well, in which case location is at discretion of the awardee. Cannabis oil and flower sales are permitted, as are edibles sales beginning in May 2019.

In April 2020, the Company signed a definitive agreement to divest of its interests in Maryland. The divestment is subject to customary closing conditions, including the approval of the MMMC, which has been applied for but not yet received.

Arkansas

The table below lists the licenses controlled by the Company via management agreements (see 4Front’s Listing Statement, Form 2A, Section 4.1(1) “Narrative Description of the Business - General Business of the Company - General Business of 4Front - Mission” for more information, available at www.thecse.com):

Holding Entity	Managing Entity	Percentage Interest of Mission	License Number	City	Description
Pine Bluff Agriceuticals	Pine Bluff Agriceuticals Management	100%	N/A	Pine Bluff	Medical Dispensary
Arkansas Natural Products	Arkansas Natural Products Management	79.5%	N/A	Clinton	Medical Dispensary

The rules and regulations governing the oversight of medical marijuana cultivation facilities and dispensaries in Arkansas were adopted and promulgated by the Arkansas Alcoholic Beverage Control Board pursuant to Amendment No. 98 of the Constitution of the State of Arkansas of 1874, The Medical Marijuana Amendment of 2016. The rules and regulations governing medical marijuana registration, testing, and labeling in Arkansas were adopted and promulgated by the Arkansas State Board of Health pursuant to the Department expressly conferred by the laws of the State of Arkansas including, without limitation, Amendment No. 98 of the Constitution of the State of Arkansas of 1874, The Medical Marijuana Amendment of 2016.

These rules govern the following: the requirements for record keeping, security, and personnel at cultivation facilities and dispensaries; the requirements for the manufacturing, processing, packaging, dispensing, disposing, advertising, and marketing of medical marijuana by cultivation facilities and dispensaries; the procedures for inspecting and investigating cultivation facilities and dispensaries; and the procedures for sanctioning, suspending, and terminating cultivation facility and dispensary licenses for violations of the amendment or these rules.

Arkansas state licenses expire one year after the date of issuance. The Arkansas Medical Marijuana Commission is required under the legislation to issue a renewal dispensary or a renewal cultivation facility license within ten days to any entity that complies with the requirements contained in the Medical Marijuana Amendment of 2016, including the payment of a renewal fee. While renewals are annual, there is no ultimate expiry after which no renewals are permitted. Additionally, in respect of the renewal process, provided that the requisite renewal fees are paid, the renewal application is submitted in a timely manner, and there are no material violations noted against the applicable licenses, the license holder would expect to receive the applicable renewed license in the ordinary course of business. While the license holder’s compliance controls have been developed to mitigate the risk of any material violations of a license arising, there is no assurance that the license holder’s licenses will be renewed in the future in a timely manner. Any unexpected delays or costs associated with the licensing renewal process could impede the ongoing or planned operations of the license holder and have a material adverse effect on the license holder’s business, financial condition, results of operations or prospects.

As disclosed on January 30, 2020, the Company has executed a definitive agreement to divest of its Arkansas assets. Certain portions of the transaction are subject to customary closing conditions, including the approval of Arkansas regulators. There can be no assurances as to the receipt or timing of such approvals and, as of the date of this MD&A, such approvals have not been received.

Legal and Regulatory Trends

The Company’s flagship investments are in states of Illinois, Massachusetts, and Washington and currently management expects the legal and regulatory regimes in the United States (on a federal level), those states, and Canada to be the most relevant to its business.

In the United States, 33 states and Washington D.C. have legalized medical marijuana, while ten states and Washington, D.C. have also legalized recreational marijuana. Although cannabis currently remains a Schedule I drug under federal law, the U.S. Department of Justice issued a memorandum, known as the “Cole Memorandum”, on August 29, 2013 to the U.S. Attorneys’ offices (federal prosecutors) directing that individuals and businesses that rigorously comply with state regulatory provisions in states that have strictly regulated legalized medical or recreational cannabis programs should not be a prosecutorial priority for violations of federal law. This federal policy was reinforced by passage of a 2015 federal budget bill amendment (passed in 2014) known as the Rohrabacher-Farr Amendment that prohibits the use of federal funds to interfere in the implementation of state medical marijuana laws. This bill targets Department of Justice funding, which encompasses the Drug Enforcement Agency and Offices of the United States Attorneys. This bill showed the development of bi-partisan support in the U.S. Congress for legalizing the use of cannabis. On January 4, 2018, the U.S. Department of Justice rescinded the Cole Memorandum. Given that the Cole Memorandum was never legally binding, the U.S. Department of Justice continues to have discretion to enforce federal drug laws.

Under U.S. federal law it may potentially be a violation of federal money laundering statutes for financial institutions to take any proceeds from marijuana sales or the sale of any other Schedule I substance. Canadian banks are also hesitant to deal with cannabis companies, due to the uncertain legal and regulatory framework of the industry. Banks and other financial institutions could be prosecuted and possibly convicted of money laundering for providing services to cannabis businesses. Under U.S. federal law, banks or other financial institutions that provide a cannabis business with a checking account, debit or credit card, small business loan, or any other service could be found guilty of money laundering or conspiracy. Despite these laws, the U.S. Treasury Department issued a memorandum in February 2014 outlining the pathways for financial institutions to bank marijuana businesses in compliance with federal law. Under these guidelines, financial institutions must submit a “suspicious activity report” (SAR) as required by federal anti-money laundering laws. These marijuana related SARs are divided into three categories: marijuana limited, marijuana priority, and marijuana terminated, based on the financial institution’s belief that the marijuana business follows state law, is operating out of compliance with state law, or where the banking relationship has been terminated. In the U.S., a bill has been tabled in Congress to grant banks and other financial institutions immunity from federal criminal prosecution for servicing marijuana-related businesses if the underlying marijuana business follows state law. This bill has not been passed and there can be no assurance with that it will be passed in its current form or at all. In both Canada and the United States, transactions involving banks and other financial institutions are both difficult and unpredictable under the current legal and regulatory landscape.

Political and regulatory risks also exist due to the presidential administration of Donald Trump. The President’s positions on cannabis regulation have been difficult to discern. President Trump has appointed William Barr, who served as Attorney General in the presidential administration of George H.W. Bush from 1991 to 1993, and Mr. Barr was confirmed by the Senate on February 14, 2019. Mr. Barr has testified before the U.S Senate Appropriations Committee that he believes that a federalist approach allowing states to individually determine the legal status of cannabis is the appropriate regime for the regulation of cannabis. It remains unclear what stance the U.S. Department of Justice under the current administration might take toward legalization efforts in U.S. states, but federal enforcement of the Controlled Substance Act and other applicable laws is possible.